BEMA GOLD CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of United States dollars)

	As at	As at
	March 31	December 31
	2006	2005
ASSETS
Current
Cash and cash equivalents	$31,216	$76,266
Accounts receivable	11,666	11,507
Marketable securities, at cost
(Market value - $18.6 million; December 31, 2005 - $16.5 million)	3,553	3,553
Inventories	32,381	30,844
Other	6,158	4,604
	84,974	126,774

Investments	12,880	12,946
Property, plant and equipment	616,216	583,736
Unrealized fair value of non-hedge derivative assets	6,707	2,449
Deferred derivative losses	4,297	4,614
Future income tax assets	5,100	5,100
Other assets	65,344	58,093
	$795,518	$793,712

LIABILITIES
Current
Accounts payable	$34,114	$36,515
Current portion of long-term debt	36,909	28,964
	71,023	65,479

Unrealized fair value of non-hedge derivative liabilities	102,446	66,966
Long-term debt	213,465	222,429
Future income tax liabilities	31,040	30,007
Asset retirement obligations	20,176	19,710
Other liabilities	1,222	1,129
	439,372	405,720

SHAREHOLDERS' EQUITY
Capital stock
Issued - 455,747,259 common shares (December 31, 2005 -
452,583,503)	682,252	674,176
Value assigned to share purchase warrants and stock options	33,887	32,919
Convertible notes and debt	18,849	24,281
Deficit	(378,842)	(343,384)
	356,146	387,992
	$795,518	$793,712

Subsequent events (Note 5)

Approved by the Directors

"Clive T. Johnson"	"Robert J. Gayton"
Clive T. Johnson	Robert J. Gayton

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the three months ended March 31
(Unaudited)
(in thousands of United States dollars, except shares and per share amounts)

	2006	2005

GOLD REVENUE	$47,071	$21,478

EXPENSES
Operating costs	32,809	21,703
Depreciation and depletion	7,544	3,890
Accretion of asset retirement obligations	436	406
Refugio re-start of operations	-	4,188
Other	-	565
	40,789	30,752

MINE OPERATING INCOME (LOSS)	6,282	(9,274)

OTHER EXPENSES (INCOME)
General and administrative	3,250	2,673
Interest and financing costs	1,641	1,209
Stock-based compensation (Note 3)	1,421	852
General exploration	185	269
Foreign exchange gains	(445)	(161)
Other	(417)	(12)
	5,635	4,830

INCOME (LOSS) BEFORE TAXES AND OTHER ITEMS	647	(14,104)

Unrealized non-hedge derivative losses	(30,373)	(1,611)
Realized non-hedge derivative (losses)/ gains	(3,784)	1,713
Investment gains	-	126
Equity in losses of associated companies	(66)	(12)
Write-down of net smelter royalty	-	(3,099)

LOSS BEFORE INCOME TAXES	(33,576)	(16,987)

Current income taxes	(849)	(72)
Future income taxes (expense)/ recovery	(1,033)	2,243

LOSS FOR THE PERIOD	$(35,458)	$(14,816)

LOSS PER COMMON SHARE - basic and diluted	$(0.078)	$(0.037)

Weighted average number of common shares
outstanding (in thousands)	455,331	400,501

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF DEFICIT
For the three months ended March 31
(Unaudited)
(in thousands of United States dollars)

	2006	2005

DEFICIT, BEGINNING OF PERIOD	$343,384	$262,427

LOSS FOR THE PERIOD	35,458	14,816

DEFICIT, END OF PERIOD	$378,842	$277,243

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended March 31
(Unaudited)
(in thousands of United States dollars)

	2006	2005

OPERATING ACTIVITIES
Loss for the period	$(35,458)	$(14,816)
Non-cash charges (credits)
Depreciation and depletion	7,544	3,890
Amortization of deferred financing costs	73	45
Accretion of convertible notes	624	441
Accretion of asset retirement obligations	436	406
Equity in losses of associated companies	66	12
Derivative instruments	31,538	1,501
Investment gains	-	(126)
Write-down of net smelter royalty	-	3,099
Stock-based compensation	1,421	852
Future income taxes (recovery)/ expense	1,033	(2,243)
Other	692	1,083
Change in non-cash working capital	(5,273)	(3,214)
	2,696	(9,070)

FINANCING ACTIVITIES
Common shares issued, net of issue costs	2,065	6
Refugio working capital loans repayment	(550)	-
Financing costs	(3,400)	-
Capital lease repayments	(1,708)	(818)
Kupol bridge financing	-	4,000
Other	-	(7)
	(3,593)	3,181

INVESTING ACTIVITIES
Kupol development and construction	(35,951)	(21,693)
Kupol exploration	(480)	(2,920)
Julietta Mine	(1,091)	(1,269)
Julietta exploration	(1,656)	(1,515)
Petrex Mines	(1,740)	(1,421)
Petrex exploration	-	(362)
Refugio Mine	(4,426)	(9,158)
Acquisition, exploration and development	(802)	(2,092)
Repayment of promissory note by affiliated company	2,000	-
Other	(7)	(461)
	(44,153)	(40,891)

Decrease in cash and cash equivalents	(45,050)	(46,780)

Cash and cash equivalents, beginning of period	76,266	87,111

Cash and cash equivalents, end of period	$31,216	$40,331

Supplemental disclosure of cash flow information (Note 4)

BEMA GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2006
(all tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1)	Basis of presentation

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company. These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company.

2)	Segmented information

The Company's reportable operating segments are as follows:

	March 31
	2006	2005

	Net income/ (Loss)
GOLD MINING OPERATIONS
Refugio Mine	$3,643	$(4,979)
Julietta Mine	691	(2,557)
Petrex Mines	(2,364)	1,413

EXPLORATION AND DEVELOPMENT	(185)	(269)

UNALLOCATED CORPORATE
General and administrative	(3,250)	(2,673)
Investment losses	(66)	(2,985)
Unrealized derivative losses	(30,373)	(1,611)
Stock-based compensation	(1,421)	(852)
Other	(2,133)	(303)

LOSS FOR THE PERIOD	$(35,458)	$(14,816)

	Gold revenue
GOLD MINING OPERATIONS
Refugio Mine	$17,358	$-
Julietta Mine	11,210	5,519
Petrex Mines	18,503	15,959

GOLD REVENUE FOR THE PERIOD	$47,071	$21,478

3)	Stock-based compensation

During the quarter ended March 31, 2006, 1.97 million stock options were granted with an exercise price of Cdn.$4.35 per share, expiring on February 13, 2011. The exercise price of these options was determined by the market price of the shares at the date of grant. One-third of the options granted vested immediately on the day of grant, another one-third will vest one year from the grant date with the remainder vesting two years from the grant date. The fair value of the options granted in the quarter was estimated at approximately $2.2 million at the date of grant using the Black-Scholes option pricing model. Approximately $1 million of the $2.2 million fair value amount was expensed in the quarter and the remaining $1.2 million will be charged to operations over the vesting period. Also included in the stock-based compensation expense was approximately $0.4 million relating to options granted during 2005 and 2004 that vested in the quarter. Option-pricing models require the input of highly subjective assumptions regarding the expected volatility of the Company's share price. Changes in assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options at the date of grant.

As at March 31, 2006, approximately $1.9 million of the fair value of stock options previously granted remains to be expensed.

The fair value of the options granted during the first quarter of 2006 has been calculated using the Black-Scholes option-pricing model, based on the following assumptions:

-      Risk free interest rate of 3.25% per annum
-      Expected life of 2 years
-      Expected volatility of 50%
-      Dividend yield rate of nil

BEMA GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2006
(all tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

4)	Supplemental disclosure of cash flow information

	March 31
	2006	2005

Non-cash investing and financing activities
Accounts payable relating to mine construction and property
development and deferred financing	$4,797	$3,147
Accretion of convertible notes and amortization of deferred
financing costs capitalized to property, plant and equipment	986	1,109
Bank warrants issued for non-cash consideration	129	-
Endeavour Financial fees settled with issuance of shares	5,431	-
Refugio Mine equipment acquired under capital leases	-	2,042
Subsidiary's common shares issued for property payment	-	100
Interest paid	7,416	4,008

5)	Subsequent events

a)      Petrex operations

On May 3, 2006, the Company announced that its 100% owned subsidiary Bema Gold SA (Pty) Limited (“Bema SA”, owner/operator of the Petrex Mines) has signed a memorandum of understanding (“MOU”) with Pamodzi Resources (Pty) Limited (“Pamodzi”). Under the terms of the MOU, Pamodzi can earn up to 51% of Bema SA by investing a minimum of ZAR50 million ($8.3 million) in cash and by vending additional assets into Bema SA. The objective of this agreement is: to improve the economics of the Petrex Mines and increase production by investing in underground development work to access higher grade ore, and to qualify Bema SA as a Black Economic Empowerment Company (“BEE”) under South African laws. It is the intent of Bema SA and Pamodzi to list this new entity on the Johannesburg Stock Exchange in the near future with an ultimate goal of consolidating with other mining interests in the East Rand mining district. This agreement is subject to certain conditions, including due diligence, Board and regulatory approvals and formal documentation.

Pamodzi is a black empowerment resources company controlled by historically disadvantaged South Africans. Pamodzi’s ownership of more than 26% of Bema SA will allow Bema to convert its old order mining rights to new order mining rights well before the deadline imposed by law. As the new company will qualify as a BEE entity and subject to Pamodzi completing the purchase of up to 51% of Bema SA, a BEE controlled entity, it is expected that additional opportunities will potentially be available to the new company that would not have otherwise been available to Bema SA.

b)      Kupol bridge loan facility

Subject to earlier repayment of the Kupol bride loan facility from a portion of the proceeds of the planned Kupol project construction debt financing, amounts drawn on the facility above $100 million had an original maturity date of March 31, 2006, while the remaining amounts will mature on July 21, 2006. In the second quarter of 2006, Bayerische Hypo- und Vereinsbank AG ("HVB") agreed to extend the maturity date to July 21, 2006 with respect to the amounts drawn on the facility above $100 million. As consideration for this extension, the Company will issue 250,000 share purchase warrants to HVB, each warrant entitling HVB to purchase one common share of Bema at a price of $5.73 per share until 5 years after the issue date.

As the bridge loan facility is required to be repaid from a portion of the proceeds from the Kupol project loan which is expected to occur in the second quarter of 2006, the amount owing under the bridge loan facility has been presented as a long-term liability on the consolidated balance sheets at March 31, 2006 and December 31, 2005.

Subsequent to the quarter end, the Company drew down $19.5 million of the IFC “C” loan for the development of the Kupol gold and silver project. The Company is targeting the initial draw down of the main project loans for May 2006.